SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jason Drory

Joe McCann

David Burton

Al Pavot

Re:	IO Biotech, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 9, 2021

CIK No. 0001865494

Dear Mr. Drory:

On behalf of our client, IO Biotech, Inc. (“IO Biotech” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 31, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on August 9, 2021 (“Amendment No. 1”) and the Draft Registration Statement on Form S-1 confidentially submitted on June 3, 2021 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 3”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type. Except for the page references contained in the comment of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 3.

Draft Registration Statement on Form S-1 submitted June 3, 2021

Overview, page 1

1.

We note your revisions in response to prior comment 1 and reissue the comment in part. It remains unclear whether the results/observations in your a single-arm Phase 1/2 clinical trial of 30 patients are statistically significant. Also, it does not appear that you have addressed the final sentence of the prior comment by telling us whether you were able to evaluate and determine the contributions of IO102-IO103 as compared to those of the combination therapy. Please revise or advise.

October 5, 2021

The Company respectfully advises the Staff that it has revised the disclosures on page 114 of Confidential Draft No. 3 to explain that the single-arm Phase 1/2 clinical trial of 30 patients was sufficient to evaluate safety, but as a single arm rial the trial was not designed to provide statistically significant results in respect of its clinical efficacy endpoints. The Company further respectfully advises the Staff that the Company has evaluated the contributions of IO102-IO103 as compared to those of the combination therapy in the Phase 1/2 trial of IO102-IO103 in combination with an anti-PD-1 monoclonal antibody, including by comparing response rates in the trial to the response rates of patients treated with the anti-PD-1 monoclonal antibody combination therapy in other trials, as well as against the response rates of anti-PD-1 monoclonal antibody-treated patients in the Danish Melanoma Database (DAMMED). However, because this trial was a single arm trial, the Company believes that the inclusion of the language in the Risk Factors on pages 23-24 is appropriate.

If you have questions with respect to the Confidential Draft No. 3 or the responses set forth above, please direct the questions to me at (415) 772-1276 or frahmani@sidley.com or, alternatively, Istvan Hajdu at (212) 839-5651 or ihajdu@sidley.com.

Sincerely,

Frank F. Rahmani

cc:	Mai-Britt Zocca, Chief Executive Officer and Director

Keith Vendola, Chief Financial Officer

Istvan A. Hajdu, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP